RICHARDSON & PATEL LLP
                            10900 WILSHIRE BOULEVARD
                                    SUITE 500
                              LOS ANGELES, CA 90024
                            TELEPHONE (310) 208-1182
                            FACSIMILE (310) 208-1154


                                            January 12, 2005


VIA EDGAR AND FACSIMILE

Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 05-11
450 Fifth Street, NW
Washington DC, 20549
Attn.:   William A. Bennett, Esq.
         John Reynolds, Esq.

         RE:      INNOVATIVE CARD TECHNOLOGIES, INC.
                  REGISTRATION STATEMENT ON FORM SB-2/A
                  FILE NO. 333-119814


Messrs. Bennett and Reynolds:

         On behalf of Innovative Card Technologies, Inc. (the "Company"), we respectfully submit the Company's responses to the comments received from the staff ("Staff") of the Securities and Exchange Commission in their letter dated December 30, 2004. We have reproduced the Staff's comments in bold type and have followed each comment with our response. References in this letter to "we," "our" or "us" mean the Company or its advisors, as the context may require.

GENERAL

1. WE NOTE THAT THE REGISTRATION STATEMENT CONTINUES TO COVER THE RESALE OF OVER 75% OF SHARES TO BE OUTSTANDING AND APPROXIMATELY 60% BY OFFICERS, DIRECTORS, MAJOR SHAREHOLDERS, PROMOTERS AND AFFILIATES OF THE COMPANY. WE VIEW RESALE TRANSACTIONS OF THIS MAGNITUDE AS AN OFFERING "BY OR ON BEHALF OF THE ISSUER" FOR PURPOSES OF RULE 415(A)(4) OF REGULATION C. UNDER THE RULE, EQUITY SECURITIES OFFERED BY OR ON BEHALF OF THE REGISTRANT CANNOT BE SOLD "AT THE MARKET" PRICE UNLESS THE OFFERING SATISFIES THE REQUIREMENTS SET FORTH IN THE RULE. YOUR OFFERING DOES NOT APPEAR TO MEET THE REQUIREMENTS. PLEASE REVISE YOUR REGISTRATION STATEMENT TO PRICE THE SHARES AT THE FIXED PRICE FOR THE DURATION OF THE OFFERING. THE PROSPECTUS SHOULD ALSO MAKE CLEAR THE FACT THAT CERTAIN PERSONS ARE DEEMED UNDERWRITERS IN THIS OFFERING. REVISE YOUR PROSPECTUS ACCORDINGLY, INCLUDING YOUR COVER PAGE, SUMMARY AND PLAN OF DISTRIBUTION SECTION.

Securities and Exchange Commission
January 12, 2005
2

         The Staff's comment is noted with respect to Rule 415(a)(4) of Regulation C, which permits an offering on a continuous or delayed basis for an at the market offering of securities "by or on behalf of the issuer" only on Form S-3, and subject to further conditions stated therein. We spoke by telephone with Mr. Bennett on January 7, 2005, and we understand from that telephone conversation the Staff's concern over the applicability of Rule 415(a)(4) to officers, directors, major shareholders, promoters or founders and affiliates of the Company, which were selling stockholders for up to 7,870,377 shares of common stock or approximately 60% of shares to be outstanding.

         We have revised the shares being registered in the Registration Statement to cover the resale of up to 3,219,500 shares of common stock, or approximately 30% of the Company's total issued and outstanding shares. We have removed the following officers, directors, founders or promoters, major stockholders and affiliates from the selling stockholder table in the Registration Statement: Alan Finkelstein, Forest Finkelstein, Karim Souki with respect to shares held by him as an individual, Bradley Ross, Luc Berthoud and Merco Trustees (BVI) Limited. The 3,219,500 shares being registered include:

         o        50,000 shares of common stock issued to Richardson & Patel LLP

         o 960,000 shares of common stock underlying warrants issued in conjunction with the Securities Purchase Agreement dated as of December 23, 2003 ("Securities Purchase Agreement") (including 150,000 shares for Diana Kessler, 150,000 shares for Paul Kessler, 280,000 shares for Elmsmere Group, 280,000 shares for Freemount Trading Ltd, 80,000 for Steve Emerson and 20,000 for Tyler Runnels); and

         o 2,209,500 shares of common stock underlying series A preferred stock issued to a number of investors pursuant to a private placement from April 7, 2004 to October 18, 2004 (as described in more detail in Attachment A to this letter)

         The shares being registered that are beneficially owned by Paul Kessler and Diana Derycz-Kessler represent 825,000 shares of common stock (consisting of 525,000 shares of common stock underlying series A preferred stock in the name of Bristol Investment Fund, Ltd. and an aggregate 300,000 shares underlying warrants held by them as individuals), or approximately 7.6% of the Company's total issued and outstanding shares. With respect to shares beneficially owned by Karim Souki, 200,000 shares underlying series A preferred stock in the name of BSR Investment, Ltd. are being registered, or approximately 1.8% of the Company's outstanding shares. The shares being registered that are beneficially owned by David Mun-Gavin represent 585,000 shares of common stock (consisting of 25,000 shares of common stock underlying series A preferred stock, 280,000 shares of common stock underlying warrants held by Elmsmere Group and 280,000 shares of common stock underlying warrants held by Freemount Trading Ltd.), or 5.4% of the Company's outstanding shares. Upon effectiveness of the Registration

Securities and Exchange Commission
January 12, 2005
3

         Statement, the shares being registered and beneficially held by Mr. Kessler, Ms. Derycz-Kessler, Mr. Souki and Mr. Mun-Gavin will represent approximately 50% of the 3,219,500 shares of tradable securities without restriction. At April 6, 2005 and May 5, 2005, we expect the number of tradable shares to increase as approximately 3,947,803 shares of common stock, and the 250,000 shares of common stock and warrants to purchase 1,540,000 shares of common stock issued pursuant to the Securities Purchase Agreement, respectively, and not included in the Registration Statement, will then be saleable, subject to restrictions under Rule 144.

         We do not believe that the offering of up to 825,000 shares beneficially held by Mr. Kessler and Diana Derycz-Kessler, 200,000 shares beneficially held by Karim Souki and 585,000 shares beneficially held by Mr. Mun-Gavin is an offering by or on behalf of the Company. Those shares were purchased from the Company pursuant to the Securities Purchase Agreement or in the Company's series A preferred stock financing for gross cash consideration of $800,000. The terms of each offering were based on arms' length negotiations. With respect to those shares issued pursuant to the series A preferred stock financing, the terms were identical to the terms for the shares purchased by other investors. Given that the capital beneficially owned by these individuals remains at risk to the same extent as all other investors, it would not in our view be accurate or appropriate to describe the offering of these shares as an offering by or on behalf of the Company.

SELLING STOCKHOLDERS, PAGE 11

2. PLEASE CLARIFY THE NATURAL PERSON WHO HAS VOTING AND INVESTMENT CONTROL OVER THE SHARES BEING OFFERED BY BRISTOL CAPITAL ADVISORS. IN THIS REGARD, WE DO NOT UNDERSTAND REFERENCE TO THE KESSLER REVOCABLE TRUST IN FOOTNOTE 7 OR TO MR. KESSLER'S DISCLAIMER OF BENEFICIAL OWNERSHIP, ESPECIALLY GIVEN THE REVOCABLE NATURE OF THE TRUST. PLEASE ADVISE. SEE ALSO FOOTNOTE 4 ON PAGE 22.

         In response to the Staff's comment, we have revised footnote 7 on page 11 and footnote 4 on page 22 to identify the natural person who has voting and investment control over shares being offered by Bristol Capital Advisors, and we have deleted Mr. Kessler's disclaimer of beneficial ownership.

3. WE DO NOT UNDERSTAND THE REPEATED USE OF FOOTNOTES 6 AND 12 FOR SEVERAL OF THE SELLING SHAREHOLDERS.

         We have revised the footnotes to the selling stockholder table to reduce the number of footnotes and eliminate repeated use of footnotes.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT, PAGE 20

4. PLEASE BE ADVISED THAT EACH SPOUSE IS DEEMED THE BENEFICIAL OWNER OF THE SHARES HELD BY THE OTHER SPOUSE. REFER TO SECURITIES ACT RELEASE NO. 33-4819 ("A PERSON IS REGARDED AS THE BENEFICIAL OWNER OF SECURITIES HELD IN THE NAME OF HIS OR HER SPOUSE AND THEIR MINOR CHILDREN"). IN THIS REGARD, PLEASE GROUP TOGETHER THE SHARES OWNED BY DIANA DERYCZ-KESSLER AND PAUL KESSLER FOR PURPOSES OF CALCULATING BENEFICIAL OWNERSHIP.

Securities and Exchange Commission
January 12, 2005
4

         We have revised the disclosure to group together the shares owned by Diana Derycz-Kessler and Paul Kessler for purposes of calculating beneficial ownership.

5. BASED ON THE SELLING STOCKHOLDER TABLE, WE NOTE THE FOLLOWING: KARIM SOUKI HAS BENEFICIAL OWNERSHIP OVER THE SHARES BEING OFFERED BY BSR INVESTMENT, LTD, LANVER PROPERTIES AND UNION FINANCE INT., WHICH REPRESENTS TOTAL BENEFICIAL OWNERSHIP OF 12.9%; AND DAVID MUN-GAVIN HAS BENEFICIAL OWNERSHIP OVER THE SHARES BEING OFFERED BY THE ELSMERE GROUP LTD. AND FREEMONT TRADING LTD., WHICH REPRESENTS TOTAL BENEFICIAL OWNERSHIP OF 12% OF THE SHARES OUTSTANDING. PLEASE INCLUDE MESSRS. SOUKI AND MUN-GAVIN IN THE TABLE OF BENEFICIAL OWNERSHIP AND INDICATE BY FOOTNOTE THE VARIOUS SOURCES AND AMOUNTS OF THEIR SHARE OWNERSHIP.

         The requested disclosure has been added to the beneficial ownership table.

DESCRIPTION OF BUSINESS, PAGE 24

6. WE NOTE THAT THE POWER INLAY TECHNOLOGY WILL BE BUILT BY A DOMESTIC MANUFACTURER. PLEASE INDICATE WHETHER YOU HAVE IDENTIFIED SUCH A MANUFACTURER AND IF SO THE NAME IS REQUIRED IN ACCORDANCE WITH ITEM 101(B)(5) OF REGULATION S-B.

         In response to the Staff's comment, the identity of the manufacturer, HEI, Inc., of our power inlay technology has been added.

7. PLEASE IDENTIFY THE SUPPLIER OF THE BATTERY. WE NOTE YOU ARE WORKING WITH OTHER BATTERY MANUFACTURERS. PLEASE ELABORATE.

         In response to the Staff's comment, disclosure regarding the identity of the supplier of the battery, Solicore, has been added on page 24. Additional disclosure has been added to explain more clearly why we are working with other battery manufacturers.

         Although our intention is to purchase the majority of our batteries from our current supplier, we are working with other battery manufacturers to find batteries suitable to our cards so that we are not dependent upon a sole source of batteries for the manufacturing of our power inlay technology and future products.

8. PLEASE ELABORATE ON THE STATEMENT ON PAGE 27 THAT YOU HAVE "PROVEN THE PROCESS OF MAKING POWER INLAYS AND INCORPORATING THEM INTO AN ISO COMPLIANT PAYMENT CARD."

         In response to the Staff's comment, this statement has been revised to explain more clearly that we have successfully assembled power core sheets, 24 cards per sheet, of the LightCard, which have been finished by an approved manufacturer of financial credit cards.

Securities and Exchange Commission
January 12, 2005
5

MANAGEMENT DISCUSSION AND ANALYSIS, PAGE 28
Liquidity and Capital Resources

9. REFERENCE IS MADE TO YOUR VARIOUS "LINES OF CREDIT". FOR EACH LINE, DISCLOSE THE AMOUNT AVAILABLE AS OF THE MOST RECENT PRACTICABLE DATE.

         The requested disclosure regarding each "line of credit" has been revised to clarify that there are no amounts available for borrowing as of the most recent practicable date. The disclosure has further been revised to replace the term "line of credit" with "note payable."

10. WITH RESPECT TO OUR PREVIOUS COMMENT 63, WE NOTE YOUR REVISION TO THE STATEMENT OF CASH FLOWS. ALSO, IN YOUR SUPPLEMENTARY RESPONSE TO PRIOR COMMENT 63, YOU STATE "THE THREE $150,000 NOTES ARE NOT A "LINE OF CREDIT", RATHER THEY ARE NOTES PAYABLE." HOWEVER, IN MD&A YOU DISCUSS THREE $150,000 LINES OF CREDIT. PLEASE REVISE TO CONSISTENTLY REFER TO EACH AGREEMENT AS A NOTE PAYABLE OR LINE OF CREDIT, AS APPROPRIATE. WE ALSO NOTE YOUR SUPPLEMENTAL RESPONSE TO COMMENT 57, DISCUSSING A "MAXIMUM BORROWING LIMIT." REVISE THE DISCUSSION OF THE NOTES IN MD&A AND THE FOOTNOTES AS NECESSARY TO FULLY DESCRIBE THE TERMS AND CONDITIONS OF THE NOTES.

         In response to the Staff's comment, the disclosure has been revised to consistently refer to each of the three $150,000 agreements as a note payable. The disclosure also has been revised to fully describe the terms and conditions of these notes.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, PAGE 32

11. IN PRIOR COMMENT 50 WE ASKED THAT YOU IDENTIFY YOUR PROMOTERS AND PROVIDE THE INFORMATION REQUIRED UNDER ITEM 404(D) OF REGULATION S-B. WE NOTE YOUR RESPONSE AND DIRECT YOUR ATTENTION TO THE DEFINITION OF "PROMOTER" IN RULE 405 OF REGULATION C.

         The requested disclosure regarding Alan Finkelstein, Bradley Ross and Luc Berthoud as promoters of the Company has been added.

12. THE ADVANCES AND ACCOUNTS PAYABLE TO RELATED PARTIES INDICATED ON THE BALANCE SHEETS AND IN NOTE 8 TO THE FINANCIAL STATEMENTS SHOULD BE FULLY DESCRIBED HEREUNDER, INCLUDING NAMES OF THE PARTIES, HIGH AMOUNTS DURING EACH OF THE TWO YEARS, AMOUNTS OUTSTANDING AT THE LATEST PRACTICABLE DATE, MATURITY DATES AND INTEREST RATES.

         In response to the Staff's comment, the requested disclosure has been added.

13. TERMS OF THE $130,833 OBLIGATION TO FOREST FINKELSTEIN SHOULD BE SIMILARLY DISCLOSED.

         The requested disclosure regarding the terms of the $130,000 obligation to Forest Finkelstein has similarly been added.

Securities and Exchange Commission
January 12, 2005
6

EXECUTIVE COMPENSATION, PAGE 36

14. PLEASE BE AWARE THAT COMPENSATION PAID FOR THE CURRENT FISCAL YEAR ENDING DECEMBER 31ST SHOULD BE INDICATED, IF KNOWN, AND, IN ANY CASE, MUST BE DISCLOSED IN ANY PROSPECTUS AFTER THAT DATE.

         Disclosure regarding compensation paid for the year ended December 31, 2004 has been added. The Staff's comment is noted with respect to disclosure of such compensation in the prospectus after that date.

FINANCIAL STATEMENTS, PART II
NOTE 5-NOTES PAYABLE

15. WITH RESPECT TO OUR PREVIOUS COMMENT 57, WE NOTE YOUR REVISION AND SUPPLEMENTAL RESPONSE. PLEASE CONTINUE YOUR REVISIONS BY CLARIFYING THAT $350,000 AND $100,000 WAS RECEIVED IN GROSS PROCEEDS FOR THE YEARS ENDED 2002 AND 2003, RESPECTIVELY.

         Disclosure has been added to clarify that $350,000 and $100,000 was received in gross proceeds for the years ended 2002 and 2003, respectively.

16. WITH RESPECT TO OUR PREVIOUS COMMENT 58, WE NOTE YOUR REVISIONS. WE REISSUE THE PART OF OUR PREVIOUS COMMENT WHERE WE ASKED WHETHER THE COMPANY HAS ANY ADDITIONAL BORROWING CAPACITY UNDER THE AGREEMENT THROUGH APRIL 30, 2005. IF NOT, PLEASE REVISE THE DISCLOSURE TO CLARIFY THIS, AS THE DISCLOSURE CURRENTLY STATES, "THE BALANCE OF THE NOTE PAYABLE BEARS INTEREST AT 4%..." THE PRESENT TENSE LANGUAGE MAY BE CONFUSING TO A READER.

         The disclosure has been revised to explain that the Company has no additional borrowing capacity under the agreement through April 30, 2005. The present tense language regarding the interest rate at 4% has been changed to the past tense.

NOTE 6-PATENT AND TRADEMARK LICENSE AGREEMENTS

17. WITH RESPECT TO OUR PREVIOUS COMMENT 62, WE NOTE YOUR REVISIONS. YOU STATE THAT THE "COMPANY RECEIVES SALES REPORTS WITHIN THIRTY DAYS FOLLOWING THE END OF A CALENDAR QUARTER FROM THE CUSTOMER". DUE TO THE POTENTIAL DELAY IN RECEIVING THE REPORT, PLEASE SUPPLEMENTALLY TELL US IF THE REVENUE REPORTED IN THE REPORT IS RECORDED IN THE QUARTER IN WHICH IT WAS EARNED OR IN THE QUARTER IN WHICH THE REVENUE IS REPORTED TO THE COMPANY.

         In response to the Staff's comment, the Company respectfully advises the Staff that the revenue stated in the sales reports received from our customers is recorded in the period in which the funds are earned.

NOTE 7-PREFERRED STOCK

18. WITH RESPECT TO OUR PREVIOUS COMMENT 63, WE NOTE YOUR REVISION TO NOTE 7 HOWEVER WE DID NOT SEE A REVISION TO THE SAME DISCLOSURE INCLUDED IN
         NOTE 1. WE REITERATE OUR REQUEST FOR YOU TO REVISE NOTE 1 IN ACCORDANCE WITH OUR PREVIOUS COMMENT 63.

Securities and Exchange Commission
January 12, 2005
7

         In response to the Staff's comment, the disclosure in note 1 has been revised to make it consistent with similar disclosure in note 7.

NOTE 8-RELATED PARTY TRANSACTION

ADVANCES PAYABLE-RELATED PARTIES

19. WHILE WE NOTE YOUR CHANGES THROUGHOUT THE DOCUMENT WITH RESPECT TO OUR PREVIOUS COMMENT 67, WE REQUEST THAT YOU CONTINUE YOUR REVISIONS IN THE FINANCIAL STATEMENTS. SINCE THE ADVANCES PAYABLE DO NOT APPEAR TO BE SECURED BY A NOTE, PLEASE AMEND THE STATEMENT OF SHAREHOLDERS DEFICIT AND THE SUPPLEMENTAL SCHEDULE OF NON-CASH ACTIVITIES TO REFER TO THE ADVANCES PAYABLE AS SUCH AND NOT AS NOTES PAYABLE.

         The disclosure revised in response to the Staff's prior comment 67 has been continued throughout the financial statements. We have amended the statement of shareholders deficit and the supplemental schedule of non-cash activities to refer to the advances payable as such and not as notes payable.

CONSULTING AGREEMENTS

20. WE REISSUE OUR PREVIOUS COMMENT 65, AS THE NOTES TO THE FINANCIAL STATEMENTS WERE NOT AMENDED TO CLARIFY THE AMOUNT OF CONSULTING FEES PAID TO FOREST FINKELSTEIN 2003 WAS $26,666.

         The disclosure in the notes to the financial statements has been revised to clarify the amount of fees paid to Forest Finkestein in 2003.

STOCK OPTIONS AND WARRANTS

21. WE NOTE THE STOCK OPTION PLAN THAT WAS APPROVED IN AUGUST 2004. PLEASE UPDATE THE PLAN DESCRIPTION, IN THE NOTES TO THE FINANCIAL STATEMENTS, TO INCLUDE VESTING REQUIREMENTS AND ANY OTHER RELEVANT TERMS AS PER PARAGRAPH 46 OF SFAS 123. ALSO, IF ANY STOCK OPTIONS WERE ISSUED DURING THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 2004, PLEASE UPDATE THE DISCLOSURE SO THAT IT IS COMPLIANT WITH PARAGRAPHS 47 AND 48 OF SFAS
         123. WITH RESPECT TO OUR PREVIOUS COMMENT 69, WE REITERATE OUR REQUEST FOR YOU TO UPDATE THE NOTES TO THE FINANCIAL STATEMENTS SO THAT THE 2,400,000 WARRANTS ISSUED HAVE THE APPROPRIATE DISCLOSURES AS PER SFAS 123.

         The description of the terms of the Stock Incentive Plan has been updated to state that the vesting period and requirements of the Plan are determined by the administrator at the time of grant. All other relevant terms of the Plan have been disclosed in the footnote in accordance with paragraph 46 of SFAS 123.

         A sentence has been added as follows:

         "As of September 30, 2004, no incentive stock options, non-statutory stock options, restricted stock, stock appreciation rights or performance shares had been granted under the Plan."

         The description of the terms of the 2,400,000 warrants has been amended to disclose that the warrants vest immediately. All other disclosures that are important in understanding the effect of the issuance of the warrants on the financial statements are included in the footnote in accordance with paragraph 46 of SFAS 123.

GENERAL

22.      PLEASE NOTE THE UPDATING REQUIREMENTS OF ITEM 310(G) OF REGULATION S-B.

         Noted.

Securities and Exchange Commission
January 12, 2005
8

23. A CURRENTLY DATED CONSENT OF THE INDEPENDENT PUBLIC ACCOUNTANT SHOULD BE PROVIDED IN ALL AMENDMENTS TO THE REGISTRATION STATEMENT.

         Noted.

EXHIBITS

24. THE CONFIDENTIAL TREATMENT REQUEST FOR PORTIONS OF EXHIBIT 10.18 HAS BEEN RECEIVED. WE ARE IN THE PROCESS OF REVIEWING THE REQUEST AND COMMENTS WILL BE FORTHCOMING SEPARATELY.

         Noted.

         We hope that the information contained in this letter satisfactorily addresses the comments by the Staff. Please do not hesitate to contact the undersigned by telephone at (310) 208-1182, or by facsimile at (310) 208-1154.


                                                     Very truly yours,
                                                     Richardson & Patel LLP


                                                     Dorothy B. Vinski, Esq.

cc:      Mr. Alan Finkelstein
         Mr. Bennet Lientz, Jr.
         Nimish Patel, Esq.

Securities and Exchange Commission
January 12, 2005
9

                                  ATTACHMENT A
   LIST OF SELLING STOCKHOLDERS FOR AMENDMENT NO. 2 TO REGISTRATION STATEMENT*

-------------------------------------------------------------------------------------------------------
                                                                           NUMBER OF
                                  NUMBER OF SHARES      NUMBER OF        SHARES OWNED      PERCENTAGE
     NAME OF SELLING                OWNED BEFORE      SHARES BEING           AFTER         OWNED AFTER
       STOCKHOLDER                    OFFERING           OFFERED          OFFERING(1)      OFFERING(1)
-------------------------------------------------------------------------------------------------------
  APEX Invest. Fund(2)                  50,000            50,000                0                0
-------------------------------------------------------------------------------------------------------
  Bear Sterns Securities
  Corp. Custodian J. Steven            200,000           200,000                0                0
  Emerson IRA RO(3)
-------------------------------------------------------------------------------------------------------
  Briana Crane                           1,500             1,500                0                0
-------------------------------------------------------------------------------------------------------
  Bristol Investment Fund,
  Ltd.(4)                              525,000           525,000                0                0
-------------------------------------------------------------------------------------------------------
  BSR Investment Ltd.(5)               500,000           200,000             300,000          2.5%
-------------------------------------------------------------------------------------------------------
  Colette Savage                        20,000            20,000                0                0
-------------------------------------------------------------------------------------------------------
  Cort Wagner                           25,000            25,000                0                0
-------------------------------------------------------------------------------------------------------
  Credit Agricole
  Indosuez(6)                           35,000            35,000                0                0
-------------------------------------------------------------------------------------------------------
  David Mun-Gavin                       25,000            25,000                0                0
-------------------------------------------------------------------------------------------------------
  Dean Devlin Trust(7)                 112,500           112,500                0                0
-------------------------------------------------------------------------------------------------------
  Derry Cook                            25,000            25,000                0                0
-------------------------------------------------------------------------------------------------------
  Diana Derycz-Kessler(8)              625,000           150,000             475,000           4.0%
-------------------------------------------------------------------------------------------------------
  Dorette Marozeau                       50,000           50,000                0                0
-------------------------------------------------------------------------------------------------------
  Elmsmere Group Ltd.(9)                700,000          280,000             420,000          3.5%
-------------------------------------------------------------------------------------------------------
  Finkelstein Family Trust of
  2001(10)                               10,000           10,000                0                0
-------------------------------------------------------------------------------------------------------
  Freemount Trading Ltd.(11)            700,000          280,000             420,000           3.5%
-------------------------------------------------------------------------------------------------------
Grover Bradley Harrison                  25,000           25,000                0                0
-------------------------------------------------------------------------------------------------------
  High Tide LLC(12)                     100,000           50,000              50,000            **%
-------------------------------------------------------------------------------------------------------
  Horton Living Trust dtd
  8/7/1991 Joaquin P. Horton
  and Nellie R. Horton                  25,000           25,000                 0                0
  TTEE(13)
-------------------------------------------------------------------------------------------------------
Huyen Nguyen and
  Pongthep                               1,000            1,000                 0                0
  Tantaksinanukij
-------------------------------------------------------------------------------------------------------
  Jalaina Ross                           1,500            1,500                 0                0
-------------------------------------------------------------------------------------------------------
  Jill Cook                             10,000           10,000                 0                0
-------------------------------------------------------------------------------------------------------
  Jennifer Ross-Callahan                 1,500            1,500                 0                0
-------------------------------------------------------------------------------------------------------
  Jocelyn Crane                          1,500            1,500                 0                0
-------------------------------------------------------------------------------------------------------
  John M. Macaluso
  Revocable Trust UDT                  200,000          200,000                 0                0
  9/5/97(14)
-------------------------------------------------------------------------------------------------------
  Jonathan Kukuljan                     25,000           25,000                 0                0
-------------------------------------------------------------------------------------------------------

Securities and Exchange Commission
January 12, 2005
10

-------------------------------------------------------------------------------------------------------
                                                                           NUMBER OF
                                  NUMBER OF SHARES      NUMBER OF        SHARES OWNED      PERCENTAGE
     NAME OF SELLING                OWNED BEFORE      SHARES BEING           AFTER         OWNED AFTER
       STOCKHOLDER                    OFFERING           OFFERED          OFFERING(1)      OFFERING(1)
-------------------------------------------------------------------------------------------------------
  Mark Abdou                            10,000            10,000                 0                0
-------------------------------------------------------------------------------------------------------
  Matthew LeBlanc 2000
  Living Trust(15)                     150,000           150,000                 0                0
-------------------------------------------------------------------------------------------------------
  Michael Santoro                       30,000            30,000                 0                0
-------------------------------------------------------------------------------------------------------
  Nash Family Trust(16)                 25,000            25,000                 0                0
-------------------------------------------------------------------------------------------------------
  Nate Crane                             1,500             1,500                 0                0
-------------------------------------------------------------------------------------------------------
  Nicholas L. Schenck
  Trustee for Nicholas L.
  Schenck Trust UA/DTD                  30,000            30,000                 0                0
  08-19-1997 Fund, Ltd.(17)
-------------------------------------------------------------------------------------------------------

  Pantoliano - Sheppard
  Family Trust(18)                      25,000            25,000                 0                0
-------------------------------------------------------------------------------------------------------
  Paul Kessler(19)                     625,000           150,000              450,000           4.0%
-------------------------------------------------------------------------------------------------------
  Richard Aaron                         30,000            30,000                 0                0
-------------------------------------------------------------------------------------------------------
  Richard M. Chutick as
  Trustee of the Richards M.
  Chutick Living Trust                  30,000            30,000                 0                0
  U/D/T DTD 8/11/93(20)
-------------------------------------------------------------------------------------------------------
  Richardson & Patel
  LLP(21)                               50,000            50,000                 0                0
-------------------------------------------------------------------------------------------------------
  Robert Stapp                          25,000            25,000                 0                0
-------------------------------------------------------------------------------------------------------
  Rodger Bemel                         310,831           117,000              193,831           1.6%
-------------------------------------------------------------------------------------------------------
  Shai Stern                            25,000            25,000                 0                0
-------------------------------------------------------------------------------------------------------
  Steve Emerson(22)                    200,000            80,000              120,000           1.0%
-------------------------------------------------------------------------------------------------------
  Tess Ross-Callahan                     1,500             1,500                 0                0
-------------------------------------------------------------------------------------------------------
  Timothy D. Wong                       30,000            30,000                 0                0
-------------------------------------------------------------------------------------------------------
  Trevor Berkowitz                      10,000            10,000                 0                0
-------------------------------------------------------------------------------------------------------
  Tyler Runnels(23)                     50,000            20,000               30,000             **
-------------------------------------------------------------------------------------------------------
  UBS Financial Services
  Inc. as IRA Custodian for             50,000            50,000                 0                0
  Rodger Bemel(24)
-------------------------------------------------------------------------------------------------------
          TOTAL                       5,678,331        3,219,500
-------------------------------------------------------------------------------------------------------

* Except as set forth in these footnotes, the shares being offered by the selling stockholders are shares of common stock underlying shares of series A preferred stock that were acquired in connection with our series A preferred stock financing, which was completed on October 18, 2004.
** Represents less than one percent.
(1) Assumes that all shares will be resold by the selling stockholders after this offering.
(2) The natural person with voting and investment decision power for the selling stockholder is Peter Schlesinger.
(3) The natural person with voting and investment decision for the selling stockholder is J. Steven Emerson.
(4) Bristol Capital Advisors, LLC is the investment manager to Bristol Investment Fund, Ltd. Paul Kessler is the manager of Bristol Capital Advisors, LLC, and as such has voting and investment control over these securities.
(5) The natural person with voting and investment decision power for the selling stockholder is Karim Souki, the brother of Charif Souki.
(6) The natural person with voting and investment decision power for the selling stockholder is Paul Bawab.
(7) The natural person with voting and investment decision power for the selling stockholder is Dean Devlin.
(8) The shares being offered include 150,000 shares of common stock underlying a warrant to purchase 375,000 shares of common stock. The exercise price of the warrant is $1.00 per share. This warrant was issued to Ms. Derycz-Kessler in connection with the Securities Purchase Agreement dated December 23, 2003.
(9) The natural person with voting and investment decision power for the selling stockholder is David Mun-Gavin. The shares being offered include 280,000 shares of common stock underlying a warrant to purchase 700,000 shares of common stock. The exercise price of the warrant is $1.00 per share. This warrant was issued to Elmsmere Group Ltd. in connection with the Securities Purchase Agreement dated December 23, 2003.

Securities and Exchange Commission
January 12, 2005
11

(10) The natural person with voting and investment decision power for the selling stockholder is William Finkelstein. There is no relation between the Finkelstein Family Trust of 2001 and our president and chief executive officer, Alan Finkelstein, or his family.
(11) The natural person with voting and investment decision power for the selling stockholder is David Mun-Gavin. The shares being registered Include 280,000 shares of common stock underlying a warrant to purchase 700,000 shares of common stock. The exercise price of the warrant is $1.00 per share. This security was issued to Freemount Trading Ltd. in connection with the Securities Purchase Agreement dated December 23, 2003.
(12) The natural person with voting and investment decision power for the selling stockholder is G. Tyler Runnels.
(13) The natural person with voting and investment decision power for the selling stockholder is Joaquin P. Horton.
(14) The natural person with voting and investment decision power for the selling stockholder is John Macaluso.
(15) The natural person with voting and investment decision power for the selling stockholder is Matthew LeBlanc.
(16) The natural persons with voting and investment decision power for the selling stockholder are Barry Nash and Cathy Nash.
(17) The natural person with voting and investment decision power for the selling stockholder is Nicholas L. Schenck.
(18) The natural person with voting and investment decision power for the selling stockholder is Joseph Pantoliano.
(19) The shares being offered include 150,000 shares of common stock underlying a warrant to purchase 375,000 shares of common stock. The exercise price of the warrant is $1.00 per share. This warrant was issued to Mr. Kessler in connection with the Securities Purchase Agreement dated December 23, 2003.
(20) The natural person with voting and investment decision power for the selling stockholder is Richard M. Chutick.
(21) Richardson & Patel LLP is our legal counsel and has rendered an opinion to us regarding the validity of the shares being offered. The shares being registered include 50,000 shares of common stock issued in exchange for legal services having a value of $50,000. Does not include common stock owned by Mark Abdou, who is an associate of the firm. Mark Abdou participated in the private placement of our securities that we completed on October 18, 2004.
(22) The shares being registered include 80,000 shares of common stock underlying a warrant for the purchase of 200,000 shares of common stock at an exercise price per share of $1.00. This warrant was issued to Steve Emerson in connection with the Securities Purchase Agreement dated December 23, 2003.
(23) The shares being registered include 20,000 shares of common stock underlying a warrant for the purchase of 200,000 shares of common stock at an exercise price per share of $1.00. This warrant was issued to Tyler Runnels in connection with the Securities Purchase Agreement dated December 23, 2003.
(24) The natural person with voting and investment decision power for the selling stockholder is Rodger Bemel.